

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 29, 2009

<u>via U.S. Mail</u>

Mr. George Shaw
President and Director
Energas Resources, Inc.
800 Northeast 63rd St.
Oklahoma City, OK 73105

Re: Energas Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 18, 2009, as amended December 8, 2009
Form 10-K for Fiscal Year Ended January 31, 2009
Filed June 16, 2009
Form 10-Q for Fiscal Quarter Ended April 30, 2009
Filed July 14, 2009
Form 10-Q for Fiscal Quarter Ended July 31, 2009
Filed September 14, 2009
Form 10-Q for Fiscal Quarter Ended October 31, 2009
Filed December 15, 2009
File No. 0-33259

Dear Mr. Shaw:

    We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comments
are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

<u>Form 10-K for Fiscal Year Ended January 31, 2009</u>

<u>Item 9A. Controls and Procedures, page 22</u>

1.   We have not received a response to prior comments 4 and 5 from our letter dated
      October 7, 2009. Please amend your filing to provide the information requested
      in that comment. Please be advised that we will not close our review of the proxy
      statement until all comments have been addressed.

Exhibits, page 30

2.   We have not received a response to prior comment 3 from our letter dated
        November 25, 2009. Please amend your filing to provide the information
        requested in that comment.

Form 10-Q for Fiscal Quarter Ended April 30, 2009

Form 10-Q for Fiscal Quarter Ended July 31, 2009

Form 10-Q for Fiscal Quarter Ended October 31, 2009

Item 4T. Controls and Procedures

3.   We have not received a response to prior comment 6 from our letter dated
        October 7, 2009. Please amend your filings to provide the information requested
        in that comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

George Shaw
Energas Resources, Inc.
December 29, 2009
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via Facsimile
        Mr. William T. Hart
        (303) 839-5414